Exhibit 99(a)


                         PRESS RELEASE

FOR IMMEDIATE RELEASE
THURSDAY
JULY 13, 1995

CONTACT PERSON:     STACY DUCKETT
                    VICE PRESIDENT, CORPORATE COMMUNICATIONS
                    (501)688-8229

             TCBY ANNOUNCES SIGNING OF 30TH COUNTRY
              DEVELOPMENT RIGHTS AWARDED FOR INDIA

LITTLE ROCK, AR - July 13, 1995 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced India will become the thirtieth country to which TCBY Enterprises, Inc., sells and distributes its frozen yogurt products, according to Chairman and Chief Executive Office Frank D. Hickingbotham.

The TCBY Master Franchisee in India, Top Green International, has entered into a joint venture agreement with Indiana Dairy Products, based in India, to open "TCBY"(Registered) frozen yogurt stores and to develop the "TCBY"(Registered) frozen yogurt brand throughout India. The initial agreement with Top Green calls for a minimum of twenty-five "TCBY"(Registered) stores to be opened within the next five years. It is projected that the first "TCBY"(Registered) stores will be opened in Bangalore, India. In addition, Top Green will implement the wholesale distribution of the hardpack frozen yogurt products throughout the country.

"India is roughly one-third the size of the United States, yet has the world's second largest population with eight hundred, eighty six million people," Hickingbotham said. "Now that the Indian economy has opened up, we believe India offers us a marvelous growth opportunity."

Many believe that India has the largest middle class population in the world. Top Green International is the Master Franchisee for China, Hong Kong and Macao. "Because of their successful development of the TCBY concept in these markets, we are pleased to grant them this new territory," said Hartsell Wingfield, President of TCBY International. The actual development of the "TCBY"(Registered) brand, opening of the stores and introduction of the product line in India will be done by Indiana Dairy under license with TCBY through their current distribution system. "They are a producer and distributor of various dairy products including ice cream, fresh milk and yogurt," Wingfield said.


         30TH COUNTRY SIGNED            -2-                July 13, 1995



Neil Friedman and Sterry Chong are the owners of Top Green International. "We have had tremendous success with the "TCBY"(Registered) brand in China and Hong Kong. That's why we were so enthusiastic about duplicating that success in India," Friedman said. Top Green currently has 16 stores open in China and five stores open in Hong Kong. In addition, Top Green has enjoyed success in distributing its frozen products through non-traditional channels.

TCBY's first international agreement was with Canada in 1986. The Bahamas were next in 1987, followed in 1990 by Japan and Thailand. Today TCBY has nine stores in Canada, three in the Bahamas, 37 in Japan and 27 in Thailand.

"Our growth in international markets has been steady," Wingfield said. "The "TCBY"R brand is well-known worldwide and we continue to enjoy strong demand for our products. There is a great deal of similarity to the newness and popularity of "TCBY"(Registered) products internationally to its initial response here in the United States," Wingfield added. TCBY has developed a presence in the Far East, the Middle East and neighboring Canada and Mexico. "We are reviewing interesting proposals from Europe and South America now," Wingfield said.

TCBY has 166 international stores as of May 31, 1995, compared with 73 stores this time last year. But stores are just a part of the international business. All Master Franchisees are licensed to distribute "TCBY"(Registered) produc ts to the non-traditional areas such as airports, restaurants and grocery stores in each individual country.

"We are extremely pleased with the growth and scope of our  International
subsidiary," Hickingbotham  said.   "Our  thirtieth  country is  a  major
milestone for the Company."

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products, and custom foodservice vehicles, and markets foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

                              -30-